DARSIE & ELSTE

ATTORNEYS AT LAW

P.O. BOX 22219

LEXINGTON, KENTUCKY 40522

GAY M. ELSTE	JOHN C. DARSIE, JR.
(1936-1994)

March 14, 2005

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mr. Briccio B. Barrientos

via EDGAR

RE:	Generic Tandy Comments
Dupree Mutual Funds, File No. 811-1928

Dear Mr. Barrientos:

Thank you for telephoning me with comments concerning Dupree Mutual Funds Annual Report for the year ending June 30, 2004 and its most recently filed Post Effective Amendment, No. 45, effective November 1, 2004.

My understanding of the comments is as follows:

1. In the Annual Report, the Commission requests that Management’s Discussion of Fund Performance include a discussion of state specific factors which influence the performance of state specific series.

2. In the Annual Report, the Commission requests that a statement be added clarifying that the Investment Advisor will not seek to recoup any previously waived fees.

3. In the Post Effective Amendment, the Commission requests that where there appears a discussion of the Board of Trustees approval of the investment advisory contracts, a further explanation be provided as to how the advisor has fulfilled the several factors considered by the Board of Trustees in its approval of the investment advisory contracts. You referred me to Investment Company Act Release 26,486 of June 23, 2004.

On behalf of Dupree Mutual Funds, I am providing the following response to the comments:

1. In the Annual Report for the year ending June 30, 2005, Management’s Discussion of Fund Performance will include a discussion of the state specific factors which influence the performance of state specific funds. In addition, the Semi-Annual Report for the six months ending December 31, 2005 will also include such a discussion for the six month period covered by the report.

2. In the Annual Report for the period ending June 30, 2005 and in the Semi-Annual Report for the period ending December 31, 2005 a statement will be added to the Financial Highlights footnotes for each series of the Trust clarifying that the Investment Advisor will not seek to recoup any previously waived fees referenced in the footnotes.

3. In the most recently filed Post Effective Amendment No. 45, Dupree Mutual Funds did include at Page 10 of the Statement of Additional Information a discussion of the Board of Trustees approval of the investment advisory contracts for the period ending October 31, 2005. After reviewing Investment Company Act Release No. 26,486, Dupree Mutual Funds will undertake the following actions:

a.	The Proxy Statement to next be filed in September, 2005 will include a discussion of the factors considered in approving the investment advisory contracts for the period ending October 31, 2005. The discussion will include an explanation as to how the investment advisor was considered to have fulfilled the factors considered by the Board of Trustees. This discussion will be in response to Item 22 of Schedule 14A.

b.	In response to Item 5(a)(1)(iii), the Prospectus forming a part of the Post Effective Amendment to next be filed with an effective date of November 1, 2005 will refer investors to the semi-annual report for the period ending December 31, 2005. The semi-annual report will be the appropriate report, as the Trustees consider renewal of the investment advisory contracts during the six month period of July 1-December 31 each year.

c.	The semi-annual report for the period ending December 31, 2005 will include a discussion of the factors considered in approving the investment advisory contracts for the period ending October 31, 2006. The discussion will include an explanation as to how the investment advisor was considered to have fulfilled the factors considered by the Board of Trustees.

It was my understanding from our discussion that no “stickers” need to be filed at this time to any of the current Prospectus, Annual Report for the period ending June 30, 2004 or the semi-annual report for the period ending December 31, 2004. If my understanding is incorrect, please advise. Dupree Mutual Funds is willing and ready to affix any “stickers” the Commission deems necessary to fully respond to the comments.

If the within response fails to fully respond to the Commission’s comments, please do not hesitate to contact me. I may be reached at (859) 221-9847 or (859) 873-3766. Attached hereto please find a statement from Dupree Mutual Funds acknowledging responsibility for the accuracy and adequacy of the disclosures made in its filings and in response to the Commission’s comments.

Yours very truly,

/s/ Gay M. Elste
Gay M. Elste

GME:bh

Enclosure

Dupree Mutual Fund letterhead

March 14, 2005

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mr. Briccio B. Barrientos

via EDGAR

RE:	Generic Tandy Comments
Dupree Mutual Funds, File No. 811-1928

To: Securities and Exchange Commission:

On behalf of Dupree Mutual Funds, we, the undersigned, being the Chief Executive Officer and Chief Financial Officer of Dupree Mutual Funds, acknowledge that:

Dupree Mutual Funds is responsible for the accuracy and adequacy of the disclosure in the filings of Dupree Mutual Funds.

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

Dupree Mutual Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Thomas P. Dupree, Sr.
Thomas P. Dupree, President
Chief Executive Officer

/s/ Michelle M. Dragoo
Michelle M. Dragoo, Vice President,
Secretary and Treasurer
Chief Financial Officer